Exhibit 99.2

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 18, 2023

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on September 18, 2023, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until 4:00 p.m. Israel time at the same day and same place (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal No. 1 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

One or more shareholders holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (2,468,524 shares) is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the proxy statement, and there may be position statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED

AND OUTSTANDING ORDINARY SHARES

Background

On August 30, 2023, the Board of Directors approved a framework for a potential reverse split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 1:10 and 1:30, to be effected, if effected, at the discretion of, and at such date to be determined by the Board of Directors within 12 months of the Meeting. Under the Company’s articles of association, such resolution is subject to the approval of our shareholders.

General

We are therefore seeking approval of the shareholders to effect a potential reverse split of the Company’s issued and outstanding Ordinary Shares at a ratio of between 1: 10 and 1: 30, such that, depending on the ratio, every 10 Ordinary Shares and up to 30 Ordinary Shares shall be converted into 1 Ordinary Share (the “Reverse Split”). If this Proposal 1 is approved by our shareholders, the Board of Directors will have the authority, at its own discretion, to determine if to implement the Reverse Split, and the exact ratio and the effective date of the Reverse Split, within 12 months of the Meeting.

Our Board believes that approval of a proposal providing our Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse stock split, will give our Board the flexibility to set the ratio in accordance with current market conditions and therefore allow our Board to act in the best interests of the Company and our shareholders.

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio. The Reverse Split, if implemented, would not adjust the authorized share capital of the Company under our articles of association, which, as of the date hereof consist of 107,800,000 Ordinary Shares. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares available for issuance under our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our articles of association, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares at a ratio of between 1:10 and 1:30, such that, depending on the ratio, every 10 ordinary shares and up to 30 ordinary shares shall be converted into 1 ordinary share, to be effected, if effected, at the discretion of, and at such date to be determined by the board of directors, within 12 months of the Meeting, as set forth in the proxy statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board recommends a vote “FOR” the approval of the Reverse Split.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company files on the SEC’s EDGAR system are available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 1 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 1, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.
Jacob Harel, Chairman of the Board of Directors

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